BIO-AMD, INC.
3rd Floor, 14 South Molton Street
London, UK  W1K 5QP

August 4, 2011

Jennifer Thompson, Accounting Branch Chief
US Securities and Exchange Commission
Washington, DC 20549

Re:          Bio-AMD, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed March 23, 2011
File No. 000-52601

Dear Ms. Thompson:

We received the August 3, 2011 letter of the Commission respecting the captioned matter. As our chief financial officer is presently on vacation and will not be returning until the tail end of the ten business day timeline in which we were asked to respond, we requested a ten business day extension (through August 31, 2011) to respond, which the Commission kindly granted. This letter is intended to confirm the extension and our commitment to respond within the timeline, as extended. Thank you for granting our request.

Sincerely,

/s/ Thomas Barr

Thomas Barr
Chief Executive Officer